

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Mark S. Mednansky
Chief Executive Officer
Del Frisco's Restaurant Group, LLC
930 S. Kimball Ave., Suite 100
Southlake, TX 76092

> **Re:** **Del Frisco's Restaurant Group, LLC**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **File No. 333-179141**

Dear Mr. Mednansky:

We have reviewed your responses to the comments in our letter dated April 30, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 4. It appears that you may not have compared your operating margin to all publicly traded full service restaurants. With a view towards revised disclosure, please explain to us how you selected the companies to which you are comparing yourself.

2. We note your response to our prior comment 5. Please revise to explain what you mean by "high AUVs." We note from the materials you have provided that some of your restaurants appear to have typical AUVs for a full service restaurant.

Prospectus Summary, page 1

Our Company, page 1

3. Please explain what "excellent customer" service is or revise to remove the disclosure. If you mean to state that you provide service comparable to other high-end full service restaurants, please revise to clarify.

Multiple Top Performing Concepts, page 2

4. We note your response to our prior comment 9. Please revise to provide context for your disclosure by clarifying that you believe that your Del Frisco's New York restaurant was the highest grossing restaurant in the steakhouse industry in 2010 and 2011. We note that you cannot guarantee that your New York restaurant is currently the highest grossing restaurant in the steakhouse industry.

Conflicts of Interest, page 5

5. We note your response to our prior comment 12. Please revise to discuss the fact that you guarantee leases for affiliates of Lone Star Fund that are not controlled or managed by you, as discussed on page 22.

Capitalization, page 39

Consolidated Balance Sheets, page F-3

6. We note your response to our prior comment 16 in which you indicate that once the offering proceeds are determinable, you will account for the $3.0 million one-time payment to Loan Star Fund as a reduction to your cash balance in the pro forma balance sheet. As we believe this payment is analogous to a dividend since it is being made to your principal stockholder, please revise to also reflect such payment as a reduction to retained earnings in the pro forma balance sheet. The pro forma balance sheet presented on page F-3 of your financial statements should be similarly revised. Note 14 to your financial statements should also be revised to explain the nature of the pro forma presentation for this one time termination payment being paid to Lone Star. Refer to the guidance in SAB Topic 1:B:3.

Certain Relationships and Related Party Transactions, page 108

Termination of Asset Advisory Agreement, page 109

7. Please revise to disclose the dollar value of the transition services agreement. Additionally, please disclose this agreement in the Conflicts of Interest section beginning on page 5.

Note (2) Summary of Significant Accounting Policies
Segment Reporting, page F-13

8. We note from your response to our prior comment 49 in your response letter dated
    April 16, 2012 that you believe it is appropriate to report the operations of your
    Del Frisco's, Sullivan's and Grill reporting units on an aggregated basis due to
    their similar economic characteristics as defined in ASC 280-10-50-11. We
    further note that you believe these operations are economically similar because
    Del Frisco's and Sullivan's have similar gross margins for the various periods
    presented in your financial statements and the Grill, although not yet operating for
    a complete fiscal year, is expected to have similar gross margins to these other
    operations. However, after further consideration of the information that you
    provided in response to our prior comment, it is unclear to us that the economic
    characteristics of your Del Frisco's, Sullivan's and Grill reporting units are
    sufficiently similar to provide for aggregation of these operations into a single
    reporting segment. In this regard, we cannot concur with your conclusion that
    based on the fact that gross margins or anticipated gross margins of your three
    reporting units are substantially similar, that they have similar economic
    characteristics and can therefore be aggregated into a single segment. The
    measure gross margin is not used or presented in any manner in the Company's
    financial statements and therefore it does not appear to be an appropriate measure
    for analyzing the economic similarity of the Company's reporting units or
    segments. In addition, throughout your filing, there is no discussion of gross
    margins. Instead, your analysis of operating performance focuses on operating
    income, the sole operating performance measure presented in the company's
    statement of operations and restaurant-level EBITDA margins, and therefore,
    your specific facts and circumstances indicate that operating income or restaurant-
    level EBITDA are the measures used by the Company's chief operating decision
    maker to assess the operating performance of your restaurant operations.
    Supplementally advise us of the operating income and restaurant-level EBITDA
    experienced for your three reporting units during the periods presented in your
    financial statements and explain in further detail why you believe they are
    economically similar. Please note that in the absence of economic similarity, we
    would expect you to revise your financial statements and MD&A to reflect the
    operations of Del Frisco's, Sullivan's and the Grill as separate reportable
    segments pursuant to ASC 280. If you continue to believe that aggregation is
    appropriate, please also provide us with the reports used by your chief operating
    decision maker for purposes of making decisions about allocating resources and
    assessing segment performance for the three fiscal years presented in your
    financial statements.

Note (10) Litigation, page F-23

9. We note your response to our prior comment 22. Please note that absent a settlement agreement with the dissenting shareholders which clearly identifies the additional amounts paid as purchase price, we continue to believe that the additional amounts paid should not be reflected as an adjustment of the purchase price but rather as a legal settlement since such payments were made more than two years after the acquisition transaction, and in any event, significantly after the end of the allocation period provided for in SFAS No.141. Please revise your financial statements accordingly.

Note 14. Subsequent Events, page F-25

10. We note your response to our prior comment 24 and the revisions made on page F-15 but do not believe that your response or the related revisions adequately addressed our prior comment. As previously requested, please advise us and revise your disclosure to describe the significant assumptions used to determine that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange.

Other

11. We note your response to our prior comment 26. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

12. Please provide a currently dated consent from the independent registered public accountants in any future amendments to the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Peter W. Wardle
       Gibson, Dunn & Crutcher LLP